February 20, 2025

Gregory Poilasne
Chief Executive Officer
Nuvve Holding Corp.
2488 Historic Decatur Road, Suite 230
San Diego, California 92106

       Re: Nuvve Holding Corp.
           Registration Statement on Form S-3
           Filed February 14, 2025
           File No. 333-284988
Dear Gregory Poilasne:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1.     Please update your financial statements and related disclosures. See
Section 1220.3 of
       the Division of Corporation Finance's Financial Reporting Manual. If you elect to update such disclosures by incorporating by reference your Form 10-K for the fiscal year ended December 31, 2024, please ensure you include the information required by
       Part III of that form. See Question 123.01 of Securities Act Forms Compliance and
       Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 20, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   JR Lanis